SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Parkway Properties, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70159q104
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70159Q104	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,300,000 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,300,000 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15.5% (See Items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.5% (See Items 5)**
14	TYPE OF REPORTING PERSON (see instructions)* CO
*
Includes 4,300,000 shares of Common Stock of the Issuer but excludes 13,477,778 shares of Common Stock of the Issuer issuable upon the conversion of the newly authorized Series E Preferred Stock of the Issuer (as defined below). Shares of the Series E Preferred Stock are convertible into Common Stock, subject to certain adjustments and subject to the approval of the Issuer’s stockholders.  See Item 4.

**	The calculation is based on 27,728,862 shares of Common Stock of the Issuer (as defined below) outstanding as of June 13, 2012 based on information provided by the Issuer.

CUSIP No. 70159Q104	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,300,000 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,300,000 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15.5% (See Items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.5% (See Items 5)**
14	TYPE OF REPORTING PERSON (see instructions)* IN
*
Includes 4,300,000 shares of the Common Stock of the Issuer but excludes 13,477,778 shares of Common Stock of the Issuer issuable upon the conversion of the newly authorized Series E Preferred Stock. Shares of the Series E Preferred Stock are convertible into Common Stock, subject to certain adjustments and subject to the approval of the Issuer’s stockholders.  See Item 4.

**	The calculation is based on 27,728,862 shares of Common Stock of the Issuer outstanding as of June 13, 2012 based on information provided by the Issuer.

CUSIP No. 70159Q104	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,300,000 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,300,000 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15.5%(See Items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.5%(See Items 5)**
14	TYPE OF REPORTING PERSON (see instructions)* IN
*
Includes 4,300,000 shares of the Common Stock of the Issuer but excludes 13,477,778 shares of Common Stock of the Issuer issuable upon the conversion of the newly authorized Series E Preferred Stock. Shares of the Series E Preferred Stock are convertible into Common Stock, subject to certain adjustments and subject to the approval of the Issuer’s stockholders.  See Item 4.

**	The calculation is based on 27,728,862 shares of Common Stock of the Issuer outstanding as of June 13, 2012 based on information provided by the Issuer.

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”).  The principal executive offices of the Issuer are located at 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):  TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter. The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership (“Group Holdings”), which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman corporation, which is the general partner of TPG Holdings III-A. L.P., a Cayman limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is the sole member of TPG Genpar VI Delfir AIV Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Genpar VI Delfir AIV, L.P., a Delaware limited partnership, which is the general partner of TPG VI Pantera Holdings, L.P., a Delaware limited partnership (“TPG Pantera”) which directly holds 4,300,000 shares of the Common Stock and 13,477,778 shares of Series E Convertible Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”) (collectively, the “TPG Pantera Shares”). Because of the relationship between Group Advisors and TPG Pantera, Group Advisors may be deemed to beneficially own the TPG Pantera Shares.

Group Holdings is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings, II, L.P., a Delaware limited partnership, which is the general partner of TPG Holdings II Sub, L.P., a Delaware limited partnership, which is the sole member of TPG Capital Advisors, LLC, a Delaware limited liability company, which is the sole member of TPG VI Management, LLC, a Delaware limited liability company and an affiliate of TPG Pantera (“TPG Management”), that, as described in further detail in Item 4 under the heading “Management Services Agreement,” may receive a Monitoring Fee (as defined below) payable one-half in either shares of Series E Preferred Stock or shares of Common Stock (the “TPG Management Shares”) under certain circumstances as set forth in the Management Services Agreement (as defined below).  Because of the relationship between Group Advisors and TPG Management, Group Advisors may be deemed to beneficially own the TPG Management Shares.

Messrs. Bonderman and Coulter are the directors, officers and sole stockholders of Group Advisors.  Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Pantera Shares and the TPG Management Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Pantera Shares and the TPG Management Shares except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TPG Pantera and TPG Management) engaged in making investments in securities of public and private companies.

The present principal occupation of David Bonderman is Chairman of the Board and President of Group Advisors and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is director and Senior Vice President of Group Advisors and officer, director or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Reference is made to the Securities Purchase Agreement, dated as of May 3, 2012 (the “Securities Purchase Agreement”), by and between the Issuer and TPG Pantera, pursuant to which, on June 6, 2012, the Issuer issued and sold (i) 13,477,778 shares of Series E Preferred Stock at $11.25 per share, for an aggregate purchase price of $151,625,002.50; and (ii) 4,300,000 shares of Common Stock, at $11.25 per share, for an aggregate purchase price of $48,375,000, for a total aggregate purchase price of $200,000,002.50 (the “Purchase Price”). The Purchase Price was funded by equity contributions of the limited partners of TPG Pantera.

References to and descriptions of the Securities Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement which is attached as Exhibit 2 hereto and incorporated herein by this reference.

Item 4.  Purpose of Transaction

The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

Securities Purchase Agreement

The Securities Purchase Agreement contains representations, warranties, covenants and indemnities that are customary for private placements by public companies.

The Issuer agreed to use its reasonable efforts to hold, within 180 days following the date of closing of the transactions contemplated by the Securities Purchase Agreement (the “Closing”), a meeting of its stockholders to vote on the approval of the conversion of the Series E Preferred Stock into Common Stock and certain other matters.  Based on the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on June 1, 2012, the Issuer will hold a special meeting of its stockholders on July 31, 2012 to vote on such approval. In the event that the Issuer’s stockholders do not approve such matters at the first stockholders’ meeting, then the Issuer has agreed to, upon TPG Pantera’s request, use its reasonable best efforts to call additional stockholders’ meetings on two additional occasions during the first year following the Closing and on an annual basis thereafter for the purpose of obtaining such approval.

Series E Preferred Stock

Under the Articles Supplementary of the Series E Convertible Cumulative Redeemable Preferred Stock (the “Series E Articles Supplementary”), dated as of May 3, 2012, the Issuer’s Board reclassified 16,000,000 shares of Common Stock, par value $.001 per share into 16,000,000 shares of Series E Preferred Stock. The Series E Preferred Stock will be convertible into Common Stock (as described below) only with stockholder approval. All references to “as converted” percentages refers to a percentage of the Issuer’s outstanding Common Stock assuming full conversion of the Series E Preferred Stock.

Conversion Rights

Upon the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and receipt of approval by the Issuer’s stockholders of conversion of the Series E Preferred Stock, each share of Series E Preferred Stock will become convertible, at the option of the holder or the Issuer, into newly issued shares of Common Stock at an initial conversion ratio equal to one share of Common Stock per share of Series E Preferred Stock, subject to customary anti-dilution adjustments.  In the event that the approval by the Issuer’s stockholders of such conversion has not been obtained within 180 days following the Closing, the liquidation preference of and conversion ratio applicable to each share of Series E Preferred Stock will be adjusted to equal 110% of the liquidation preference and the conversion ratio, respectively, in effect immediately prior to such adjustment.  The conversion ratio will also be adjusted from time to time, while any shares of Series E Preferred Stock are outstanding, if the Issuer takes any of the following actions:

•	the payment of dividends or the distribution with respect to its capital stock in shares of Common Stock;

•	the subdivision of the Common Stock into a greater number of shares;

•	the combination of the outstanding Common Stock into a smaller number of shares;

•	the issuance of any shares of capital stock by reclassification of the Common Stock; and

•
the issuance of rights, options or warrants to holders of Common Stock (other than any issuances pursuant to the Issuer’s existing compensation arrangements for its directors, officers, employees, consultants and agents or any future compensation arrangements for its directors, officers, employees, consultants and agents that are approved by the Compensation Committee) entitling them to subscribe for or purchase Common Stock at a price per share less than the Average Closing Price (as defined in the Series E Articles Supplementary).

Voting Rights

Under the Series E Articles Supplementary, the Series E Preferred Stock will have no voting rights; provided, however, that the Issuer will not, without the affirmative vote or consent of at least two-thirds of the shares of the Series E Preferred Stock outstanding at the time voting separately as a class, (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series E Preferred Stock with respect to dividends and liquidation rights or (ii) amend, alter or repeal the provisions of the Issuer’s charter or the Series E Articles Supplementary, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series E Preferred Stock.

Dividend Rights

If the Issuer declares, pays or sets aside for payment any dividend on any share of Common Stock, then at the time of such dividend the Issuer shall simultaneously declare a dividend on each issued and outstanding share of Series E Preferred Stock, with payment to be in the same form as is being paid to the holders of Common Stock and in an amount equal to the product of (i) the applicable dividend rate payable on each share of Common Stock multiplied by (ii) the number of shares of Common Stock issuable upon conversion of a share of Series E Preferred Stock.

The Issuer will also pay mandatory quarterly dividends in cash when, as and if declared by the Board on the Series E Preferred Stock in an amount, if positive, equal to (i) the liquidation preference of the Series E Preferred Stock multiplied by the Applicable Quarterly Dividend Rate (as defined below) minus (ii) the amount of any dividend paid or being concurrently paid on such share of Series E Preferred Stock as a result of the dividends paid on the Common Stock during such quarterly period.  Such dividends shall, beginning on the Mandatory Dividend Commencement Date (as defined in the Series E Articles Supplementary), be cumulative and payable (if declared) quarterly. Notwithstanding the foregoing, at the Issuer’s option, the dividends payable pursuant to this Section 2(b) on the first three quarters may be paid by the issuance of additional shares of Series E Preferred Stock with an aggregate Liquidation Preference equal to the amount of the dividend; provided, however, that the Issuer shall pay such dividends in cash instead of issuing such additional shares of Series E Preferred Stock if, immediately after giving effect to such proposed issuance and assuming (immediately following such proposed issuance) the conversion of all such shares of Series E Preferred Stock then held by TPG Pantera and its affiliates, TPG Pantera and its affiliates would hold in excess of forty nine percent (49.0%) of the Common Stock issued and outstanding. The “Applicable Quarterly Dividend Rate” means (i) 8.0% per annum for the first three quarterly periods beginning 180 days after the first date on which a share of Series E Preferred Stock is issued (during which time the Issuer may pay the dividends in kind by issuing additional shares of Series E Preferred Stock), (ii) 12% per annum for the following four quarterly periods, and (iii) 15% per annum for any quarterly periods thereafter.

Dividends on the shares of Series E Preferred Stock will accrue daily whether or not the Issuer has earnings, whether or not there are legally available funds and whether or not such dividends are declared and will be computed on the basis of a 360-day year of twelve 30-day months, and, for any period greater or less than a full year will be computed on the basis of the actual number of days elapsed in the period divided by 365.  Any dividend payment with respect to the Series E Preferred Stock pursuant to the immediately preceding two paragraphs above shall first be credited against any prior accrued and unpaid dividends. If any shares of Series E Preferred Stock are outstanding, no full dividends (other than in shares of Common Stock or other capital stock ranking junior to Series E Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set apart for or payment on the Common Stock or any other shares of stock ranking, as to distributions, on parity with the Issuer’s junior to the Series E Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payments on shares of the Series E Preferred Stock for all past distribution periods and the then current distribution period.

Redemption Rights

At any time after the fifth anniversary of the Closing, any holder of Series E Preferred Stock will have the right to require the Issuer to purchase all but not less than all of such holder’s Series E Preferred Stock for a per share redemption price equal to the greater of (a) the per share liquidation preference of such holder’s Series E Preferred Stock and (b) the Average Closing Price (as defined in the Series E Articles Supplementary). Upon exercise by any holder of Series E Preferred Stock of such redemption right, the Issuer may elect to redeem such holder’s shares on the date specified by the holder or on a date that is not later than 180 days after the date specified by the holder. To the extent that the Issuer does not redeem such holder’s shares on the redemption date (whether due to a lack of available funds or otherwise), dividends on the shares that remain outstanding will be increased by 3.0% per annum.

In addition to the foregoing, in the event that the Issuer engages in or becomes subject to a change of control transaction, each holder of Series E Preferred Stock will have the right to require the Issuer to purchase all but not less than all of such holder’s Series E Preferred Stock for a per share redemption price equal to the greater of: (a) the sum of (x) the per share liquidation preference of such holder’s Series E Preferred Stock, (y) the amount of any accrued but unpaid dividends thereon to the date of the change of control and (z) the Change of Control Make Whole Amount (as defined in the Series E Articles Supplementary); and (b) the Average Closing Price as of the date that is five business days prior to the date that the change of control is consummated, or the last trading day immediately prior to such date.  To the extent that the Issuer does not redeem such holder’s shares on the date of consummation of the change of control (whether due to a lack of available funds or otherwise), the dividends on the shares that remain outstanding will be increased by 3.0% per annum.

The Issuer will have the right to redeem all but not less than all of the Series E Preferred Stock at any time between the first and second anniversaries of the Closing for a per share purchase price equal to the greater of: (a) the sum of (x) the per share liquidation preference of such holder’s Series E Preferred Stock, (y) the amount of any accrued but unpaid dividends thereon to the date fixed for redemption and (z) the Make Whole Amount (as defined in the Series E Articles Supplementary); and (b) the Average Closing Price.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary, the holders of Series E Preferred Stock shall be entitled to receive, out of the assets of the Issuer before any distribution to holders of the Common Stock and each other class or series of capital stock of the issuer that does not expressly rank senior to the Series E Preferred Stock as to liquidation rights, the greater of (i) the liquidation preference, plus any accrued and unpaid dividends whether or not declared, if any, to the date of final distribution, and (ii) the amount that such holder would have been entitled to receive in respect of the Common Stock into which such share of Series E Preferred Stock could have been converted assuming that, immediately prior to such event of liquidation, dissolution or winding up of the Issuer, all holders of the Series E Preferred Stock had converted all of such shares into shares of Common Stock.

Stockholder’s Agreement

In connection with the Securities Purchase Agreement, the Issuer and TPG Pantera entered into a Stockholders Agreement, dated as of June 5, 2012 (the “Stockholder’s Agreement”).  The Stockholders Agreement contains representations, warranties, covenants and indemnities with regard to the registration rights that are customary for private placements by public companies.

Board Representation

Pursuant to the terms of the Stockholders Agreement, upon Closing, the Issuer agreed to cause (i) the number of members of the board of directors of the Issuer (the “Board”) to be nine and (ii) the appointment to the Board of four people designated by TPG Pantera. TPG Pantera nominated, and the Board appointed, Avi Banyasz and Kelvin Davis, each a TPG Partner, and Adam S. Metz, a TPG Senior Adviser. As of the date hereof, TPG Pantera has not exercised its right to designate a fourth person to be appointed to the Board. Messrs Davis, Banyasz and Metz and the fourth person designated by TPG Pantera will not participate in the Issuer’s non-employee director compensation program or otherwise be paid director fees by the Issuer in connection with their service on the Board; the Monitoring Fee (as defined below) will be in lieu of any director fees otherwise payable to the new directors.

The Issuer further agreed (i) to include a specified number of persons designated by TPG Pantera, subject to limitations described below (the “TPG Nominated Directors”), as members of the slate of Board nominees proposed by the Board for any meeting for elections of members of the Board and (ii) to use commercially reasonable efforts to cause each TPG Nominated Director to be elected to the Board. The number of TPG Nominated Directors will be equal to (i) four nominees if TPG Pantera beneficially owns at least 40% of the outstanding Common Stock on an as-converted basis, (ii) three nominees if TPG Pantera beneficially owns at least 30% but less than 40% of the outstanding Common Stock on an as-converted basis, (iii) two nominees if TPG Pantera beneficially owns at least 15% but less than 30% of the outstanding Common Stock on an as-converted basis, and (iv) one nominee if TPG Pantera beneficially owns at least 5% but less than 15% of the outstanding Common Stock on an as-converted basis.  If TPG Pantera beneficially owns less than 5% of the outstanding Common Stock on an as-converted basis, the Issuer will have no obligation to include any persons designated by TPG Pantera on the slate of Board nominees.

In addition, the Issuer agreed to cause each of its Board committees to be comprised of not more than four members and (i) for so long as TPG Pantera beneficially owns at least 22.5% of the outstanding Common Stock on an as-converted basis, TPG Pantera will have the right to have two TPG Nominated Directors designated by TPG Pantera appointed to each committee of the Board, and (ii) for so long as TPG Pantera beneficially owns at least 5% but less than 22.5% of the outstanding Common Stock on an as-converted basis, TPG Pantera will have the right to have one TPG Nominated Directors designated by TPG Pantera appointed to each committee of the Board. TPG Pantera will have no such committee appointment rights if it beneficially owns less than 5% of the outstanding Common Stock on an as-converted basis.

The Issuer and its subsidiaries agreed to indemnify each TPG Nominated Director that is elected to the Board in connection with his or her service as a member of the Board or any committee.  The Issuer has no obligation to nominate, elect or appoint any TPG Nominated Director if such nomination, election or appointment would violate applicable law or result in a breach by the Board of its fiduciary duties to its stockholders.

In addition, for so long as TPG Pantera beneficially owns at least 22.5% of the outstanding Common Stock on an as-converted basis, the Board shall maintain an Investment Committee and a Compensation Committee and each such committee may only take action with the affirmative vote of at least a majority of its members. Furthermore, the rights and responsibilities of the Investment Committee will include approval of the following actions: (i) except for certain permitted issuances relating to outstanding rights to purchase or acquire capital stock of the Issuer, compensation arrangements and acquisition transactions, any sale or issuance of any capital stock or other security, (ii) any incurrence of indebtedness with a principal amount greater than $20,000,000, and (iii) any other matters over which the Investment Committee currently has approval authority. The rights and responsibilities of the Compensation Committee will include approval of the following actions: (i) the hiring or termination of any of the Issuer’s Chief Executive Officer, Chief Financial Officer, Chief Operations Officer or Chief Investments Officer, or any material change in any of the duties of any such executive officer, and (ii) any issuance, sale or authorization pursuant to any future compensation arrangements for such officers.

Consent

Pursuant to the terms of the Stockholders Agreement, TPG Pantera’s prior written consent will be required for the following actions for so long as TPG Pantera beneficially owns at least 22.5% of the outstanding Common Stock on an as-converted basis, other than in connection with any change in control of the Issuer:

•	any modification or amendment of the Issuer’s articles of incorporation, bylaws, operating agreement, or similar organizational documents, as applicable, in any manner adverse to TPG Pantera;

•	any voluntary liquidation, dissolution or winding up of the Issuer;

•	any filing of any bankruptcy petition or assignment for the benefit of creditors generally;

•	any commencement of any voluntary proceeding that seeks reorganization or other relief under any bankruptcy or similar law;

•
any seeking of the appointment of a trustee, receiver, custodian or other similar official with respect to the Issuer or any of its subsidiaries or any substantial part of the Issuer’s or any of its subsidiaries’ property;

•	any consent to any involuntary bankruptcy or similar proceeding;

•	any authorization, approval, adoption or giving effect to any resolution or agreement or plan of voluntary liquidation, dissolution or winding-up of the Issuer or any of its subsidiaries;

•	any decision for the Issuer not to elect to qualify as a real estate investment trust;

•	any increase or decrease in the size of the Board or any committee; and

•	any change in the rights and responsibilities of either the Investment Committee or the Compensation Committee (each as defined in the Stockholders Agreement).

Pre-emptive Rights

Except in certain cases, for so long as TPG Pantera (together with its affiliates) beneficially owns at least 10% of the Issuer’s outstanding Common Stock on an as-converted basis, TPG Pantera will have a pre-emptive right to participate in any future issuance, sale or placement of any common stock or other capital stock of the Issuer or its subsidiaries or any other securities of the Issuer or its subsidiaries that are convertible into common stock or capital stock by purchasing in the aggregate up to its pro rata share of such issuance, sale or placement at the same price, terms and conditions offered to the other investors.

Registration Rights

The Stockholders Agreement also provides that at any time beginning one year after the Closing, TPG Pantera shall have the right to require the Issuer, upon written request, to file up to three registration statements for the resale of all or part of (i) the Common Stock held by TPG Pantera, including the Common Stock issued or issuable upon conversion of the Series E Preferred Stock, and (ii) beginning two years after the Closing, the Series E Preferred Stock (collectively, the “Registrable Securities”).  The Issuer has agreed to use its reasonable best efforts to effect such registration of the Registrable Securities that it has been requested to register.  In addition, at any time beginning one year after the Closing, TPG Pantera has the right to require the Issuer, upon written request, to include the Registrable Securities in any other registration of the Issuer’s securities under the Act for the account of any of its security holders; provided, that such registration permits the inclusion of the Registrable Securities.

Termination

The Stockholders Agreement will terminate if (i) TPG Pantera and its affiliates cease to beneficially own any shares of Common Stock on an as-converted basis or (ii) all of the Registrable Securities are eligible for sale without any volume or other limitations or restrictions.

Management Services Agreement

In connection with the Securities Purchase Agreement, the Issuer and TPG Management entered into the Management Services Agreement, dated as of June 5, 2012 (the “Management Services Agreement”), pursuant to which TPG Management agreed to provide management, advisory and consulting services to the Issuer, to the extent mutually agreed by the Issuer and TPG Management and as reasonably acceptable to the Issuer.  Such management, advisory and consulting services may include, without limitation:

•
advice in connection with the negotiation and consummation of agreements, contracts, documents and instruments necessary to provide the Issuer with financing on terms and conditions satisfactory to the Issuer;

•	advice in connection with acquisition, disposition and change of control transactions involving the Issuer or any of its direct or indirect subsidiaries or any of its respective successors;

•
financial, managerial and operational advice in connection with the Issuer’s day-to-day operations, including, without limitation, advice with respect to the development and implementation of strategies for improving the operating, marketing and financial performance of the Issuer or its subsidiaries; and

•
such other services (which may include financial and strategic planning and analysis, consulting services, human resources and executive recruitment services and other services) as TPG Management and the Issuer may from time to time agree in writing.

Pursuant to the Management Services Agreement, the Issuer shall pay TPG Management a transaction fee equal to $6,000,000 in consideration of the financial and structural advice and analysis as well as assistance with due diligence investigations and negotiations provided by TPG Management in connection with the transactions contemplated in the Securities Purchase Agreement and related agreements. In addition, the Issuer shall reimburse TPG Management up to a maximum of $1,000,000 in out-of pocket expenses incurred by or on behalf of TPG Management and its affiliates, including, without limitation, (i) the fees, expenses and disbursements of lawyers, accountants, consultants, financial advisors and other advisors that may have been retained by TPG Management or its affiliates and (ii) any fees related to the transactions contemplated by the Securities Purchase Agreement.

During the Term (as defined below), as compensation for the services provided by TPG Management, the Issuer shall pay TPG Management a monitoring fee (the “Monitoring Fee”) of (i) $600,000 for the first year following the Closing (the “Initial Period”) and (ii) $1,000,000 per year thereafter so long as TPG Pantera has the right to nominate four directors to the Board pursuant to the Stockholders Agreement; provided, that the Monitoring Fee shall be reduced to (a) $750,000 (or $450,000 during the Initial Period) if the number of TPG Nominated Directors is reduced to three, (b) $500,000 (or $300,000 during the Initial Period) if the number of TPG Nominated Directors is reduced to two, (c) $250,000 (or $150,000 during the Initial Period) if the number of TPG Nominated Directors is reduced to one, and (e) $0 if the number of TPG Nominated Directors has been reduced to zero. The Monitoring Fee shall be payable quarterly in advance (i) one-half in cash, and (ii) one-half by issuance by the Issuer of (x) a number of shares of Series E Preferred Stock, that, in the aggregate, have a liquidation preference equal to one-half of such Monitoring Fee, or (y) if the Series E Preferred Stock is no longer outstanding, a number of shares of Common Stock that, in the aggregate, have an Average Trading Price (as defined in the Series E Articles Supplementary) equal to one-half of such Monitoring Fee; provided, however, that the Issuer shall pay such portion of the Monitoring Fee in cash instead of issuing such additional shares of Series E Preferred Stock or Common Stock if either (a), immediately after giving effect to such proposed issuance and assuming the conversion of the Series E Preferred Stock, TPG Pantera and its affiliates would hold in excess of 49.0% of the Common Stock issued and outstanding or (b) as a result of such issuance, any “Person” (as such term is defined in the Articles of Incorporation of the Company dated as of May 6, 1996, as amended and supplemented through the date hereof (the “Charter”)), other than a member of the “Stockholder Group” (as such term is defined in that certain Waiver Request, delivered to the Issuer pursuant to the Securities Purchase Agreement), would “Beneficially Own” or “Constructively Own” Equity Stock in excess of the “Ownership Limit” (as each such term is defined in the Charter). The Monitoring Fee payable to the TPG Management shall be made in lieu of any director fees payable to the TPG Nominated Directors.

The Management Services Agreement will continue in full force and effect until TPG Pantera no longer has the right to designate nominees to the Board pursuant to the Stockholders Agreement (the “Term”).

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

References to and descriptions of the Securities Purchase Agreement, the Series E Articles Supplementary, the Stockholders Agreement and the Management Services Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement which is attached as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively, and which are incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)–(b)   The following disclosure assumes that there are a total of 27,728,862 shares of Common Stock outstanding as of June 13, 2012 based on information provided by the Issuer and which excludes the Series E Preferred Stock.  Upon authorization by the stockholders of the Issuer, 13,477,778 shares of Series E Preferred Stock would be convertible, on a one-for-one basis (subject to the adjustments described in Item 4 above) and, assuming 27,728,862 shares of Common Stock of the Issuer are then outstanding, 41,206,640 shares of Common Stock of the Issuer would be outstanding.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 4,300,000 shares of Common Stock of the Issuer, which constitutes approximately 15.5% of the outstanding Common Stock of the Issuer excluding convertibility of the Series E Preferred Stock.  If the Series E Preferred Stock were convertible, the Reporting Persons may be deemed to beneficially own 17,777,784 shares of Common Stock of the Issuer, which constitutes approximately 43.1% of the Common Stock of the Issuer.

(c)           Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Common Stock or Series E Preferred Stock during the past 60 days.

(d)           To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 are hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Securities Purchase Agreement, dated as of May 3, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on May 7, 2012).

3.
Articles Supplementary of the Series E Convertible Cumulative Redeemable Preferred Stock of Parkway Properties Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 5, 2012).

4.
Stockholder’s Agreement, dated as of June 5, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 6, 2012).

5.
Management Services Agreement, dated as of June 5, 2012 by and between Parkway Properties Inc. and TPG VI Management, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 6, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2012

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President and Chairman of the Board
James G. Coulter	Senior Vice President and Director
John E. Viola	Vice President and Treasurer
Ronald Cami	Vice President and Secretary
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

INDEX TO EXHIBITS

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Securities Purchase Agreement, dated as of May 3, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on May 7, 2012).

3.
Articles Supplementary of the Series E Convertible Cumulative Redeemable Preferred Stock of Parkway Properties Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 5, 2012).

4.
Stockholder’s Agreement, dated as of June 5, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 6, 2012).

5.
Management Services Agreement, dated as of June 5, 2012 by and between Parkway Properties Inc. and TPG VI Management, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 6, 2012).